

November 23, 2011

Via E-mail
Andrew J. Befumo
Befumo & Schaeffer, PLLC
1629 K Street NW, Suite 300
Washington, DC 20006

> **Re: Continental Alloy Wheel Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Amended on November 8, 2011**
> **File No. 333-173038**

Dear Mr. Befumo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus

1.   We note that Underhill Securities Corp. has agreed to serve as your escrow agent. Please provide your analysis as to how this arrangement complies with the requirement under Rule 419 that the escrow account be "maintained by an insured depository institution", as indicated in your response to prior comment 1.

Prospectus Cover Page

2.   We note that you have removed information from the cover page describing the nature and requirements of a Rule 419 offering. Please restore this information or advise.

3.   The first paragraph of the cover page refers to multiple underwriters. Please advise.

The Offering, page 6

4.   We note that your revised summary discussion omits certain key provisions of Rule 419, including, for example, when and by whom the determination will be made that the offering is terminated or completed. Also, as additional examples, we note that you do not discuss the percentage of net proceeds that must remain in the escrow account, what amount may be withdrawn and when, how net proceeds is calculated, how escrow is terminated, whether funds may be used for reimbursement of the company's officer and director, and requirements regarding receipt of audited financial statements from the target. Please revise to provide an appropriate summary discussion of the provisions of Rule 419.

Release of Deposited Securities, page 7

5.   We note that you have added selling shareholder disclosure in the summary and plan of distribution despite the fact that this is not a selling shareholder registration statement. Please make appropriate revisions.

Deposit into Escrow Account, page 18

6.   We note that your revised disclosure on pages 18-21 of this section is nearly identical to the language of Section 3 of your escrow agreement. Rather than reproduce multiple pages of contract provisions in their entirety, please revise to provide disclosure describing the relevant provisions of the escrow agreement in a manner that is both readily understood by investors and reflective of the specific terms of your transaction. To this end, summarize and explain important provisions without tracking the language of the underlying document verbatim and reconcile any inconsistencies between your prospectus disclosure and the terms of the escrow agreement.   In the latter regard, we note, for example, the escrow agreement contemplates convertible securities, selling shareholders, the accrual of interest on subscription funds, and an escrow fee. These features do not appear to reflect the current offering. We also note that your prospectus disclosure indicates on pages 5, 24 and 53 that you need only locate a target within 18 months of effectiveness. Please make appropriate revisions.

Liquidity and Capital Resources, page 31

7.   We note your response to prior comment 31. Please revise to provide updated disclosure regarding your cash position in the summary.

Financial Statements

8.   Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Interim Financial Statements

Note 2 Significant Accounting Policies, page 53

9.   While we acknowledge your response to prior comment 16, we do not see the specified management representation on interim financial statements. Accordingly, please revise to present the management representation on interim financial statements required by Instruction 2 to Rule 8-03 of Regulation S-X.

Exhibit 5.1

10.   Revise the fifth paragraph of the opinion to expressly limit your assumption regarding the due execution and delivery of documents to parties other than the company

Consent of Independent Registered Public Accounting Firm – Exhibit 23.1

11.   To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

 • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

 • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

 • the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd, the accounting reviewer, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris, Special Counsel, at (202) 551-3314, with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director